EXHIBIT 4

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 12/23/24 to 1/24/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
12/23/2024	Buy	12,165	11.85
12/24/2024	Buy	7,767	11.84
12/26/2024	Buy	32,911	11.85
12/27/2024	Buy	7,142	11.87
12/30/2024	Buy	21,469	11.91
1/2/2025	Buy	5,317	11.96
1/3/2025	Buy	1,133	11.99
1/8/2025	Buy	2,769	12.00
1/10/2025	Buy	100	11.89
1/16/2025	Buy	6,637	11.84
1/21/2025	Buy	51	11.91
1/22/2025	Buy	100	11.92
1/23/2025	Buy	11,150	11.92
1/24/2025	Buy	2,500	11.94